SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DEFENDERS MULTI-STRATEGY HEDGE FUND, LLC

(f/k/a BNY/IVY MULTI-STRATEGY HEDGE FUND LLC)

(Name of Issuer)

DEFENDERS MULTI-STRATEGY HEDGE FUND, LLC

(f/k/a BNY/IVY MULTI-STRATEGY HEDGE FUND LLC)

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David K. Mossman

The Bank of New York Mellon

One Wall Street New

York, New York 10286

(212) 495-1784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2533

November 10, 2009

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $35,000,000 (a) Amount of Filing Fee: $1,953 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.

(b)	Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                                                                                                   ☐

ITEM 1.	SUMMARY TERM SHEET.

As stated in the offering documents of Defenders Multi-Strategy Hedge Fund, LLC (formerly named BNY/Ivy Multi-Strategy Hedge Fund LLC) (the “Company”), the Company is offering to purchase limited liability company interests in the Company (“Interest” or “Interests,” as the context requires) from members of the Company (“Members”) at their net asset value (that is, the value of the Company’s assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to tender). The offer to purchase Interests (the “Offer”) will remain open until 12:00 midnight, eastern time, on December 9, 2009 (the “Expiration Date”) unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose as of December 31, 2009 or, if the Offer is extended, approximately one month after the Expiration Date (in each case, the “Valuation Date”). The Company reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Company will review the net asset value calculation of Interests during the Company’s audit for its fiscal year ending March 31, 2010, which the Company expects will be completed by the end of May 2010 and the audited net asset value will be used to determine the final amount to be paid for tendered Interests.

Members may tender their entire Interest, a portion of their Interest (defined as a specific dollar value) or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Company purchases that Interest, the Company will give the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”)), determined as of the Valuation Date, less the repurchase fee (as described below), if applicable. The Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Company (the “Initial Payment”) and will be paid to the Member within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle the Member to receive a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Company’s financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing account and will pay any interest actually earned thereon pro rata to the Members whose Interests have been repurchased. The Contingent Payment will be payable promptly after the completion of the Company’s annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

A repurchase fee equal to 1.00% of the value of an Interest (or portion of an Interest) repurchased by the Company will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member’s initial investment in the Company. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

A Member that tenders for repurchase only a portion of such Member’s Interest will be required to maintain a minimum capital account balance of $75,000.

The Company reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member’s capital account in the Company to have a value less than the required minimum balance. If the Company accepts the tender of the Member’s entire Interest or a portion of such Member’s Interest, the Company will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Company, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (if determined to be necessary or appropriate).

The Offer remains open to Members until 12:00 midnight, eastern time, on December 9, 2009, the expected expiration date of the Offer. Until this time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after January 8, 2010, if their Interest has not yet been accepted for purchase by the Company.

If a Member would like the Company to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to The Bank of New York Mellon (the “Transfer Agent”), 101 Barclay Street, 20W, New York, NY 10286, Attention Global Fund Services, or (ii) fax it to the Transfer Agent at (212) 815-5515, so that it is received before 12:00 midnight, eastern time, on December 9, 2009. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to the Transfer Agent promptly after it is faxed (although the original does not have to be received before 12:00 midnight, eastern time, on December 9, 2009). Of course, the value of the Interests will change between September 30, 2009 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Members may obtain the estimated net asset value of their Interests, which the Company will calculate monthly based upon the information the Company receives from the managers of the portfolio funds in which it invests, by contacting the Transfer Agent at (877) 470-9122 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time). Please see Item 4(a)(1)(ix) for a discussion regarding the procedures implemented in the event the Offer is oversubscribed (i.e., more than $35 million of Interests are duly tendered).

Please note that just as each Member has the right to withdraw the tender of an Interest, the Company has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, eastern time, on December 9, 2009. Also realize that although the Offer expires on December 9, 2009, a Member that tenders its Interest will remain a Member in the Company notwithstanding the Company’s acceptance of the Member’s Interest for purchase through the Valuation Date. Accordingly, the value of a tendered Interest will remain at risk, until the Valuation Date, because of its investment pursuant to the Company’s investment program.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is Defenders Multi-Strategy Hedge Fund, LLC (formerly named BNY/Ivy Multi-Strategy Hedge Fund LLC). The Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at One Wall Street, 26th Floor, Attn: Product Management, New York, New York 10286 and the telephone number is (877) 470-9122.

(b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Company. As of the close of business on September 30, 2009, there was approximately $114.8 million outstanding in capital of the Company, represented by Interests (based on the estimated unaudited net asset value of such Interests). Subject to the conditions set forth in the Offer, the Company will purchase up to $35 million of Interests that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Company’s LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Defenders Multi-Strategy Hedge Fund, LLC (formerly named BNY/Ivy Multi-Strategy Hedge Fund LLC). The Company’s principal executive office is located at One Wall Street, 26th Floor, Attn: Product Management, New York, New York 10286 and the telephone number is (877) 470-9122. The Investment Adviser of the Company is Ivy Asset Management LLC (the “Adviser”). The principal executive office of the Adviser is located at One Jericho Plaza, Jericho, NY 11753 and the telephone number is (516) 228-6500. The Company’s Managers are Robert M. Bowen, Robert J. Dwyer, Carla D. Hunter, Newton P.S. Merrill, Arthur Williams III and Rodney S. Yanker. Their address is c/o The Bank of New York Mellon, One Wall Street, New York, New York 10286.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)(1)(i) Subject to the conditions set forth in the Offer, the Company will purchase up to $35 million of Interests that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, eastern time, on the Expiration Date, or any later date as corresponds to any extension of the offer.

(ii) The purchase price of Interests tendered to the Company for purchase will be their net asset value as of the Valuation Date.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a Note promptly upon acceptance of the Member’s Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Company’s financial statements). This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date, less the repurchase fee, if applicable, and will be based upon the net asset value of the Company’s assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive an initial payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Company. Payment of this amount will be made within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle a Member to receive the Contingent Payment. The Contingent Payment will be payable promptly after the completion of the Company’s next annual audit. It is anticipated that the annual audit of the Company’s financial statements will be completed within 60 days after March 31, 2010, the fiscal year end of the Company.

Although the Company has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Company determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

The Note pursuant to which a tendering Member will receive the Initial Payment and Contingent Payment (together, the “Cash Payment”) will be mailed directly to the tendering Member. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

A Member who tenders for repurchase only a portion of such Member’s Interest will be required to maintain a minimum capital account balance of $75,000.

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) Notice of the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Company to Members that will be sent in connection with the Company’s acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii) The scheduled expiration date of the Offer is 12:00 midnight, eastern time, December 9, 2009.

(iv) Not Applicable.

(v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2009 if the Offer expires on the Initial

Expiration Date or, if the Offer is extended, approximately one month after the Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Company determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, eastern time, December 9, 2009 and, if Interests have not yet been accepted for purchase by the Company, at any time after January 8, 2010.

(vii) Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Transfer Agent, to the attention of Global Fund Services, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to the Transfer Agent, also to the attention of Global Fund Services, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by the Transfer Agent, either by mail or by fax, no later than the Expiration Date. The Company recommends that all documents be submitted to the Transfer Agent by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Transfer Agent must also send or deliver the original completed and executed Letter of Transmittal to the Transfer Agent promptly thereafter.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by the Transfer Agent at the address or fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling the Transfer Agent at the telephone number indicated on page 2 of the Offer. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

(viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member’s Interest.

(ix) If more than $35 million of Interests are duly tendered to the Company prior to the Expiration Date and not withdrawn, the Company may in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) amend and extend the Offer to increase the amount of Interests that the Company is offering to purchase. The Fund is not required, however, to take either of these actions. In the event the amount of Interests duly tendered exceed the amount of Interests the Company has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Company may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Company will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Members who do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Company’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company’s investment program. A reduction in the aggregate assets of the Company may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on December 1, 2009 and thereafter from time to time.

(xi) Not Applicable.

(xii) The following discussion is a general summary of the Federal income tax consequences of the purchase of Interests by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Company pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Interest. A Member’s basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire interest purchased by the Company may generally recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member’s then adjusted tax basis in such Member’s Interest.

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

(f) Not Applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

The Company’s prospectus and statement of additional information (together, the “Prospectus”), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Company’s Board of Managers has the discretion to determine whether the Company will purchase Interests from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Company purchase Interests from Members twice each year, effective as of June 30 and December 31. The Company previously offered to purchase Interests from Members pursuant to written tenders effective as of June 30, 2004, December 31, 2004, June 30, 2005, December 31, 2005, June 30, 2006, December 31, 2006, June 30, 2007, December 31, 2007, June 30, 2008, December 31, 2008 and June 30, 2009.

The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Company and the Adviser or any Manager of the Company or any person controlling the Company or controlling the Adviser or any Manager of the Company; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Company shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Company has not been repurchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

(b) The Company currently expects that it will accept subscriptions for Interests as of December 1, 2009 and on the first day of each month thereafter, but is under no obligation to do so.

(c) At an upcoming meeting, the Board of Managers will consider a proposal that the Company take the steps necessary to change its tax status and be taxed as a “regulated investment company” (a “RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended, if (and when) the Company meets the requirements for qualification as a RIC. The Board of Managers will also consider a proposal to adopt amendments to the LLC Agreement that will facilitate this change and the Company’s operation as a RIC. The proposed change in the taxation of the Company would enable the Company to report tax information to Members annually on Form 1099 (rather than on Schedule K-1, as is now the case) and would simplify how Members report their income from the Company on their income tax returns. These matters are discussed in more detail in the letter to Members that accompanies the Offer. The Company believes that the contemplated change in the Company’s tax status and reporting would be beneficial to the Company and its Members and be attractive to potential new investors. However, any Member that believes the proposed change will be unsuitable for their circumstances or otherwise has an objection to the proposed change in the Company’s tax status or the related changes in the LLC Agreement has the opportunity to withdraw from the Company by tendering their Interest for purchase pursuant to the Offer.

The Company expects that, if approved by the Board of Managers, it will seek to effect the change in its tax treatment if (and when) it meets the requirements for qualification as a RIC, but in no event prior to January 1, 2010. In connection therewith, the Company would modify its tax filings so as to qualify for tax treatment substantially similar to that of publicly offered mutual funds, rather than as a partnership for Federal tax purposes. This change, if implemented, will allow for simplified tax reporting by the Company to Members on IRS Form 1099 instead of the current Schedule K-1 (and, given the mailing requirement for Form 1099, will result in earlier tax reporting to Members than that currently provided for). The Adviser believes that the proposed change in the tax treatment of the Company will not necessitate any material changes in the Company’s investment program or in the management of the Company’s investment portfolio. However, the Adviser may need to obtain certain information from Portfolio Funds and/or structure the Company’s investments in Portfolio Funds in such manner so as to help assure that the Company qualifies as a RIC. Further, the Company may be precluded from making certain investments that may adversely affect its ability to qualify as a RIC, which it might otherwise have made.

Except as disclosed above, neither the Company nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Company’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Company), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Company (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (6) any other material change in the Company’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Company by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Company.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Company expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $35 million (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Company; and (iii) possibly borrowings, as described in paragraph (b), below. The Company will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b) None of the Company, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Company finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company’s obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Company by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Company.

(c) Not Applicable.

(d) Not Applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on September 30, 2009 estimated values, BNY Falcon Three Holding Corp., an affiliate of the Company, owns $960,317.83 in Interests (approximately 0.84% of the outstanding Interests). In addition, based on September 30, 2009 estimated values, Newton P.S. Merrill, a Manager of the Company, owns $126,423.97 in Interests (approximately 0.11% of the outstanding Interests).

(b) There have been no transactions involving Interests that were effected during the past 60 days by the Company, the Adviser, any Manager or any person controlling the Company, the Adviser or any Manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)(1) Reference is made to the following financial statements of the Company, which the Company has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2008 previously filed on EDGAR on Form N-CSR on June 6, 2008.

Audited financial statements for the fiscal year ended March 31, 2009 previously filed on EDGAR on Amended Form N-CSR on June 9, 2009.

(2) The Company is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Company does not have shares, and consequently does not have earnings per share information.

(3) Not Applicable.

(4) The Company does not have shares, and consequently does not have book value per share information.

(b) The Company’s assets will be reduced by the amount of the tendered Interests that are repurchased by the Company. Thus, income relative to assets may be affected by the Offer. The Company does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not Applicable.

(4) Not Applicable.

(5) None.

(b) None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Company to Members in Connection with the Company’s Acceptance of Tenders of Interests.

F.	Cover Letter from Ivy Asset Management.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEFENDERS MULTI-STRATEGY HEDGE FUND, LLC (f/k/a BNY/IVY MULTI-STRATEGY HEDGE FUND LLC)

By:	/S/ DAVID K. MOSSMAN

Name: David K. Mossman
Title: President

November 10, 2009

EXHIBIT INDEX

EXHIBIT

A	Cover Letter to the Offer to Purchase and Letter of Transmittal.

B	Notice of Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Company to Members in Connection with the Company’s Acceptance of Tenders of Interests.

F.	Cover Letter from Ivy Asset Management.